UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Varsity Hype, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    May 18, 2017

Physical Address of Issuer:

1334 Brittmoore Road, Houston, Texas 77043, United States

Website of Issuer:

https://varsityhype.com/

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

February 22, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

7

	Most recent fiscal year-end (2020)*	Prior fiscal year-end (2019)
Total Assets	$774,232	N/A
Cash & Cash Equivalents	$54,355	N/A
Accounts Receivable	$1,461	N/A
Short-term Debt	$26,510	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$14,127	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$(88,371)	N/A

*Since inception on October 9, 2020.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 11, 2021

Varsity Hype, Inc.



Up to $1,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Varsity Hype, Inc. ("**Varsity Hype,**" the "**Company**," "**we**," "**us,**" or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 22, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000	$94,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,000,000	$60,000	$940,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://varsityhype.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/varsity-hype

The date of this Form C is November 11, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C..i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS...i

SUMMARY... 1

    The Company 1

    The Offering.. 1

RISK FACTORS 2

    Risks Related to the Company's Business and Industry 2

    Risks Related to the Offering 7

    Risks Related to the Securities 8

BUSINESS .... 12~~1212~~

    Description of the Business .... 12~~1212~~

    Business Plan.. 12~~1212~~

    The Company's Products and/or Services.. 12~~1212~~

    Competition.. 13~~1313~~

    Customer Base.. 13~~1313~~

    Intellectual Property .... 13~~1313~~

    Governmental/Regulatory Approval and Compliance... 13~~1313~~

    Litigation .... 13~~1313~~

USE OF PROCEEDS .... 14~~1414~~

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS... 15~~1515~~

    Indemnification .... 16~~1616~~

    Employees.. 16~~1616~~

CAPITALIZATION, DEBT AND OWNERSHIP .... 17~~1717~~

    Capitalization .... 17~~1717~~

    Debt... 18~~1818~~

    Ownership .... 18~~1818~~

FINANCIAL INFORMATION .... 19~~1919~~

    Operations .... 19~~1919~~

    Cash and Cash Equivalents .... 19~~1919~~

    Liquidity and Capital Resources.. 19~~1919~~

    Capital Expenditures and Other Obligations .... 19~~1919~~

    Valuation.. 19~~1919~~

    Material Changes and Other Information .... 19~~1919~~

    Previous Offerings of Securities 20

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.. 20

THE OFFERING AND THE SECURITIES 21

    The Offering 21

    The Securities.. 22

COMMISSION AND FEES.. 27~~2727~~

    Stock, Warrants and Other Compensation... 27~~2727~~

TAX MATTERS .... 27~~2727~~

LEGAL MATTERS... 27~~2727~~

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION .... 27~~2727~~

ADDITIONAL INFORMATION... 28~~2828~~

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Varsity Hype is a cloud-based video sharing, review and interaction platform, incorporated in Delaware as a corporation on October 9, 2020. Prior to such date, the Company was originally a Delaware limited liability company named Verified Athlete, LLC which was formed on May 18, 2017. The Company did not operate until April 2020 when the Company's current business was launched and the name was changed to Varsity Hype, LLC. The Company was subsequently converted into a Delaware corporation on October 9, 2020.

The Company is located at 1334 Brittmoore Road, Houston, Texas 77043, United States.

The Company's website is at https://varsityhype.com/.

The Company is headquartered and conducts business in the State of Texas and sells products and services through the Internet and throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/varsity-hype and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$100,000 +
Offering Deadline	February 22, 2022
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 25.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have a limited history upon which an evaluation of our prospects and future performance can be made. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. This crisis produced a sudden cessation of sports activities which caused significant impact to the operation of our business. Conditions have eased in 2021. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently generates limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We may depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if third party vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if the companies to whom we delegate services do not perform to our and our customers' expectations. Our vendors may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two third party vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are not registered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, board of directors and key employees.

We are dependent on our executive officers, board of directors and key employees. Some or all of these individuals may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers, board of directors and key employees, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products. In addition, bringing new products to market may entail a costly and lengthy process, and require us to accurately anticipate changing customer needs and trends. We must continue to respond to changing customer demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Varsity Hype, Inc. (the "**Company**") has created a robust, user-friendly and affordable cloud-based video content management, and analytics, solution for the youth and high school sports sector. The Company's mission is to provide a software as a service web and mobile platform that will empower all users to create, interact, communicate, share and analyze their video content in exciting and meaningful ways.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The Company aims to achieve profitability by mid-2022. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Team Subscriptions	Allows youth and high school athletic teams as well as art and extracurricular teams to utilize the Varsity Hype video sharing, review and interaction platform for a season or annually. This product allows teams the ability to create a secure network for all team members and to include associated personnel (such as fans, students, athletes, trainers, coaches and administrators) to interact with the video content to improve performance.	Business to Business through a SaaS model
League Subscriptions	Allows youth and high school athletic and extracurricular leagues to utilize the Varsity Hype video sharing, review and interaction platform for a season or annually. This product gives leagues the ability to securely create and manage their divisions and teams, events and extracurricular activities. League administration is made easier.	Business to Business through a SaaS model
School Subscriptions	Allows youth and high school athletic, academic and extracurricular programs to utilize the Varsity Hype video sharing, review and interaction platform for a season or annually. This product gives schools the ability to securely create and manage their school sports, academic and extracurricular programs it offers its student body.	Business to Business through a SaaS model
Individual Subscriptions	Allows individuals to create individual accounts to continue to access any team, league, event or school footage and content even after those subscriptions have expired.	Business to Consumer through a SaaS model

Event Subscriptions	Allows schools, clubs, organizations and leagues to create a customizable event in order to run video of any sport, academic or extracurricular event or competition through the Varsity Hype platform.	Business to Business through a SaaS model
Advertising and Sponsorship Partnerships	Offering sponsorship and advertising opportunities to brands and companies who wish to engage a specific demographic or teams, clubs or leagues that use the platform	Business to Business

Competition

There are a number of competitors in the performance analysis video space. The market leader is Hudl which has a global presence. Hudl's primary market in the United States is in the high school football sector. Other competitors in the performance analysis video space include Watch Game Film, DV Sports and VidSwap.

Customer Base

We sell our products and software in the B2C and B2B markets. Our customer base ranges from individual athletes/students to large organizations that manage hundreds of schools or teams. On the B2C side, our customers range from Boomers to Generation Alpha. On the B2B side, our customers range from one-off teams in a small town to large organizations that manage hundreds of schools or teams.

Supply Chain

Although the Company may use third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$60,000
Technology & Product Development (1)	40%	$10,000	40%	$400,000
Sales and Marketing (2)	30%	$7,500	30%	$300,000
Infrastructure (3)	15%	$3,750	15%	$150,000
General Working Capital	9%	$2,250	9%	$90,000
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will continue to invest heavily in technology and product development. Our technology sets us apart from our competition and we will need to continue to invest resources in it to capture a great share of the market. We plan on using the proceeds to continue to build out our front end, back end, user experience, user interface, and cloud architecture to scale. This will include hiring local developers as well as investing in remote resources to help us accomplish our goals in a timely fashion.

(2) The success we have had since our inception has relied on limited sales and marketing efforts that are currently handled by a small team. We will use the proceeds to hire additional sales members and engage in targeted marketing efforts to achieve our revenue goals.

(3) These proceeds will be used to build out the Company's infrastructure. Currently, our CEO handles a wide range of administrative and operational functions. We expect to hire additional employees to assist with these functions that include, but are not limited to, accounting, operations and human resources.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS*

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jorge Ortiz	Chief Executive Officer and Director	Varsity Hype, Inc., Chief Executive Officer and Director, 2020-Present Responsible for general CEO responsibilities and sales Vype Media, Inc., President, 2018-2020 Responsible for executing large enterprise sales, running the technology team as a product owner, and head of operations for VYPE Films	The University of Texas at Austin; B.S., Economics and Finance, 2013
Mark Toon	Director	Work America Capital, Partner and Founding Member, 2017-Present Responsible for sourcing, identifying, and executing investment opportunities Puma Development, Partner and Founding Member, 2018-Present Leads all of the efforts at Puma Development from projects to financing of real estate development deals	Baylor University, M.B.A., Marketing Research, 1987; Baylor University, B.B.A., Management, 1986
Shane Hildreth	Director	VYPE Media, CEO and Manager, 2019-Present Leads all operations and the team at VYPE Media Work America Capital, Chief Revenue Officer, 2018-2019 Responsible for revenue generating initiatives across all companies in the Work America Capital portfolio	University of Texas at Austin, B.A., Psychology, 2001

*Pursuant to the Company's Stockholders Agreement, VYPE Media LLC, the sole owner of the Class A Voting Stock, has the right to designate three (3) individuals to the Company's Board of Directors so long as VYPE Media LLC (or its affiliates) owns at least 500,000 shares of the Class A Voting Stock. All directors listed above have been appointed by VYPE Media.

Biographical Information

Jorge Ortiz: Jorge is currently the CEO and Founder of the Company. He is an experienced founder and entrepreneur with a demonstrated history of working in media, sports, and the technology sector of the startup world. With over 5 years of experience in the sports tech industry, Jorge served as the President and Head of Technology at VYPE Media until he launched the Company and founded GameDay Films (2016) and The Front Row (2018), both of which he exited in 2018. Mr. Ortiz holds a degree in Economics from the University of Texas at Austin.

Mark Toon: Mark is currently the cofounder and managing partner of Work America Capital, a Houston-based venture capital firm focused on early-stage investing. He was the Chief Executive Officer of KPMG Capital, an investment fund created to accelerate growth for KPMG. Mark was also the Co-Founder and CEO of EquaTerra, the Chairman of World 50, and the co-founder and CEO of SourceNet Solutions. Prior to KPMG Capital, Mark led KPMG's Global Data and Analytics business and led KPMG's Globalization practice. He has a BBA and MBA from Baylor University.

Shane Hildreth: Shane is currently the Chief Executive Officer for VYPE Media and has been since 2019. VYPE Media, headquartered in Houston, TX, provides exclusive content and services for high school and youth sports. Prior to becoming CEO of VYPE, Shane was the Chief Revenue Officer for Work America Capital. He joined Work America Capital in February 2018 and focused on revenue generating initiatives across all companies in the portfolio, which included VYPE Media. Prior to joining Work America Capital, Shane was the Vice President of Sales – East Texas for IMG College from 2014-2018, where he was responsible for the day-to-day operations for University of Houston, Rice University and the Red River Showdown, as well as managing the IMG relationships for Texas based companies. Shane also spent the previous 8 years as the Vice President of Regional Sales – Southwest for IMG College, Director of Sponsorship Sales with the Houston Astros, and the Corporate Development Manager for Lone Star Sports and Entertainment, a division of the Houston Texans. Shane received a Bachelor of Arts from the University of Texas at Austin with a major in Psychology. While at the University of Texas, he was an Assistant Coach for the Concordia University baseball team during the 2000-2002 seasons.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,500,000 shares of common stock, par value $0.00001 per share, of which (i) 1,000,000 shares are designated as "Class A Voting Stock," (ii) 200,000 shares are designated as "Class A2 Non-Voting Stock," and (iii) 300,000 shares are designated as "Class B Non-Voting Stock," (collectively, the "**Common Stock**"). Class B Non-Voting Stock is reserved for future issuance to employees. At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,000,000 shares of Class A Voting Stock and 75,000 shares of Class A2 Non-Voting Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Voting Stock
Amount Outstanding	1,000,000
Par Value Per Share	0.00001
Voting Rights	1 vote per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Voting Stock at a later date. The issuance of such additional shares of Class A Voting Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	93.02%

Type	Class A2 Non-Voting Stock
Amount Outstanding	75,000
Par Value Per Share	0.00001
Voting Rights	Non-Voting shares
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A2 Non-Voting Stock at a later date. The issuance of such additional shares of Class A2 Non-Voting Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.98%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no outstanding options, SAFEs, convertible notes or warrants.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Vype Media LLC	1,000,000 shares of Class A Voting Stock	100%

* Shane Hildreth, a Director of the Company, is the Chief Executive Officer of VYPE Media. Work America Capital LLC owns over 20% of Vype Media. Work America Capital GP LLC is the general partner. Mark Toon, a Director of the Company, is a Partner and Founding Member of Work America Capital LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Varsity Hype, Inc. (the "**Company**") was incorporated on October 9, 2020 under the laws of the State of Delaware, and is headquartered in Houston, Texas. Prior to such date, the Company was originally a Delaware limited liability company named Verified Athlete, LLC which was formed on May 18, 2017. The Company did not operate until April 2020 when the Company's current business was launched and the name was changed to Varsity Hype, LLC. The Company was subsequently converted into a Delaware corporation on October 9, 2020 and renamed Varsity Hype, Inc.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of October 31, 2021, the Company had an aggregate $68,876 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A2 Non-Voting Stock	$375,000	75,000	Technology and Product Development	July 22, 2020; August 7, 2020; September 1, 2020; October 16, 2020; December 10, 2020; April 22, 2021; September 14, 2021; September 20, 2021; September 21, 2021	Reg D Rule 506(b)
Class A Voting Stock	N/A	1,000,000*	N/A	October 9, 2020	Section 4(a)(2)

*These shares were issued in exchange for acquired software.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) In April 2020, the Company issued 1,000,000 shares in the Company to Vype Media, LLC in exchange for acquired software. VYPE Media, LLC currently owns 100% of the outstanding voting shares of the Company. Shane Hildreth, a Director of the Company, is the Chief Executive Officer of VYPE Media. Additionally, a 20% or more owner of VYPE Media is Work America Capital LLC. Mark Toon, a Director of the Company, is a Partner and Founding Member of Work America Capital LLC.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 22, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The Company is concurrently undertaking to raise up to an additional $300,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to 60,000 shares of the Company's Class A2 Non-Voting Stock to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering. The terms of the Class A2 Non-Voting Stock will be substantially identical to the Company's existing Class A2 Non-Voting Stock described herein.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and Distributions

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company is a party to a certain Stockholders Agreement dated as of October 23, 2021, under which the Company, certain investors, certain keyholders and certain stockholders agreed to, among other things (i) grant to the Company a right of first refusal with respect to such shares of Common Stock such Key Holder proposes to sell, pledge or transfer; (ii) non-solicitation of Company employees; (iii) provide information and inspection rights to Major Investors, including periodic delivery of financial statements; (iv) restrictions on transfer; (v) drag-along rights; and (iv) voting provisions regarding the Company's board of directors.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference, except as otherwise provided in the Certificate of Incorporation.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jorge Ortiz
(Signature)

Jorge Ortiz
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jorge Ortiz
(Signature)

Jorge Ortiz
(Name)

Director
(Title)

November 11, 2021
(Date)

/s/Mark Toon
(Signature)

Mark Toon
(Name)

Director
(Title)

November 11, 2021
(Date)

/s/Shane Hildreth
_____
(Signature)

Shane Hildreth
_____
(Name)

Director
_____
(Title)

November 11, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Varsity Hype, Inc.
A Delaware Corporation

FINANCIAL STATEMENTS (Unaudited)
December 31, 2020

Varsity Hype, Inc.

FINANCIAL STATEMENTS (Unaudited)
December 31, 2020

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheet 2

Statement of Operations 3

Statement of Stockholders' Equity (Deficit) 4

Statement of Cash Flows 5

Notes to the Financial Statements 6-9

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Board of Directors & Shareholders of Varsity Hype, Inc.
Houston, Texas

We have reviewed the accompanying financial statements of Varsity Hype, Inc. (a Delaware corporation) which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from October 9, 2020 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a relatively short operating history and has suffered a loss from operations in their first year and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
August 6, 2021

Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Varsity Hype, Inc.
BALANCE SHEET

December 31, 2020 (unaudited)

Assets

		December 31, 2020
Current assets		
Cash and cash equivalents	$	54,355
Accounts receivable		1,461
Total current assets		**55,816**
Software platform		718,416
Total assets	$	**774,232**

Liabilities and Stockholders' Equity (Deficit)

		December 31, 2020
Current liabilities		
Accounts payable		17,344
Accrued expenses		805
Deferred revenue		8,361
Total current liabilities		**26,510**
Total liabilities		**26,510**
Stockholders' equity (deficit)		
Class A Voting Common stock, $0.00001 par value, 1,000,000 shares authorized; 1,000,000 shares issued and outstanding		10
Class A2 Non-Voting Common stock, $0.00001 par value, 200,000 shares authorized; 43,000 shares issued and outstanding		-
Class B Non-Voting Common stock, $0.00001 par value, 000,000 shares authorized; no shares issued and outstanding		-
Additional paid-in capital		836,083
Retained earnings		(88,371)
Total stockholders' equity (deficit)		**747,722**
Total liabilities and stockholders' equity (deficit)	$	**774,232**

See independent accountants' review report and accompanying notes to the financial statements.

Varsity Hype, Inc.
STATEMENT OF OPERATIONS

Year Ended December 31, 2020 (unaudited)

	For the period from October 9, 2020 (inception) to December 31, 2020
Sales	$ 14,127
Gross profit	14,127
Operating expenses	
Amortization	53,678
Payroll and payroll related expenses	29,877
General & administrative	8,371
Rent expense	1,800
Professional fees	8,772
Total operating expenses	102,498
Operating loss	(88,371)
Net income (loss)	$ (88,371)

Varsity Hype, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

Year Ended December 31, 2020 (unaudited)

	Class A Voting Common Stock		Class A2 Non-Voting Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 9, 2020 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Sale of non-voting right common shares	-	-	43,000	-	215,000	-	215,000
Cash contributions from shareholders	-	-	-	-	40,933	-	40,933
Acquisition of VYPE Replay Code from VYPE Media	1,000,000	10	-	-	580,150	-	580,160
Net loss	-	-	-	-	-	(88,371)	(88,371)
Balance, December 31, 2020	1,000,000	$ 10	43,000	$ -	$ 836,083	$ (88,371)	$ 747,722

See independent accountants' review report and accompanying notes to the financial statements.

Varsity Hype, Inc.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2020 (unaudited)

	For the period from October 9, 2020 (inception) to December 31, 2020
Cash flows from operating activities	
Net loss	$ (88,371)
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Amortization	53,678
Changes in operating assets & liabilities:	
(Increase) decrease in assets:	
Accounts receivable	(1,461)
Increase (decrease) in liabilities:	
Accounts payable	17,344
Accrued expenses	805
Deferred revenue	8,361
Net cash provided by operating activities	**(9,644)**
Cash flows from investing activities	
Capitalized software development costs	(191,933)
Net cash provided by (used in) investing activities	**(191,933)**
Cash flows from financing activities	
proceeds from the sale of shares	215,000
shareholder contributions	40,932
Net cash provided by (used in) financing activities	**255,932**
Net increase in cash and cash equivalents	**54,355**
Cash and cash equivalents at beginning of year	**-**
Cash and cash equivalents at end of year	$ **54,355**
Supplemental Disclosure	
Interest paid	$ -
Taxes paid	$ -
Noncash transactions	
APIC from contributed software platform	**580,161**

Varsity Hype, Inc.
NOTES TO THE FINANCIAL STATEMENTS

Year Ended December 31, 2020 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Varsity Hype, Inc. ("Varsity Hype" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Varsity Hype, Inc. was formed in 2020 as a Delaware corporation and is headquartered in Houston, Texas.

Varsity Hype was created to offer a robust and affordable cloud-based solution that empowers all users to create, interact, communicate, share, and analyze their sports video content in exciting and meaningful ways. The Company currently owns and continues to develop a video software service application which can be subscribed to by individuals, teams, and leagues.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are carried at the original invoice amount. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 as of December 31, 2020. As of December 31, 2020, 100% of receivables were from two customers.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $735 for the year ended December 31, 2020.

Intangible Assets

The Company's Varsity Hype Software and VYPE Replay Software are valued by what it costs to build the application through contractor and development payments. Software development costs are capitalized once technological feasibility has been established and cease after the Company has begun providing its services to its customers, and will be amortized over three years.

Amortization expense for capitalized software development costs was $53,678 for the year ended December 31, 2020.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

      I.   Identify the contract with a customer
     II.   Identify the performance obligations in the contract
    III.   Determine the transaction price
    IV.   Allocate the transaction price to the performance obligations in the contract
     V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue consists of three types of subscriptions: monthly, semi-annual, and annual. The Company also offers enterprise deals which are invoiced on a contract-to-contract basis. All subscriptions are invoiced immediately, and no business is rendered unless paid, and are recognized ratably over the life of the subscription. Enterprise deals are net 30. Monthly subscriptions cost $5.99/month +tax, semi-annual subscriptions cost $149.99+tax, and annual subscriptions cost $199.99+tax. Enterprise deals are priced on an organization-by-organization basis. Revenue is presented net of returns and discounts.

For the year ended December 31, 2020, 60% of revenue was from annual subscriptions, of which $8,361 are attributable to performance obligations fulfilled in future periods. As a result, the full balance was recognized as deferred revenue, and is expected to be fully realized during the fiscal year ended December 31, 2021.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $88,000 and has not yet generated sufficient revenue to maintain operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow. The Company intends to conduct an equity offering under Regulation Crowdfunding during the third quarter of 2021.

Management has determined, based on its relatively short operating history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Equity

The Company's authorized and issuable stock consists of one and a half million (1,500,000) shares of Common Stock, $0.00001 par value per share ("Common Stock"). Such shares are divided into three classes: Class A Voting, Class A2 Non-Voting, and Class B Non-Voting. Of the 1,500,000 shares of Common Stock authorized, 1,000,000 are designated as Class A Voting Common Stock, 200,000 are designated as Class A2 Non-Voting Common Stock, and 300,000 are designated as Class B Non-Voting Common Stock. During 2020, the Company issued all 1,000,000 shares of its Class A Voting shares to a related party in exchange for the contribution of the Company's software platform. The software assets were recognized at the historical carrying value from the related party. In addition, the Company also received net cash payments of roughly $41,000 associated with the transaction, recognized as additional paid-in capital as the Company or related party has no expectation of repayment.

During the period, the Company sold 43,000 shares of Class A2 Non-voting shares, resulting in aggregate proceeds of $215,000.

As of December 31, 2020, there were no options, warrants, or other equity amounts issued.

Note 4 – Related Party Transactions

The Company had related party transactions with a related entity for legal and professional services and other related party transactions which include accrued expense reimbursements. As of December 31, 2020, amounts due to and owed from related parties were $16,029 and $379, respectively.

As discussed in Note 3 above, the Company's majority voting shareholder contributed its software platform in exchange for common shares during the period.

Note 5 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has a tax net operating loss of approximately $88,000 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $18,000 and the valuation allowance is $18,000 which nets to a deferred tax asset of $0 as of December 31, 2020.

See independent accountants' review report. These notes are an integral part of these financial statements.

Note 6 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 7 – Subsequent Events

Subsequent events

Management has evaluated subsequent events through August 6, 2021, which is the date these financial statements were available to be issued.

On February 15, 2021, the Company entered into a Master Services Agreement with a third-party service provider to provide technical software resources and services to the Company for a term of twelve months. This agreement is set to automatically renew once the term ends.

On April 22, 2021, the Company sold an aggregate 2,000 Class A2 shares to an outside investor for proceeds of $10,000.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	Varsity Hype



Logo	

Headline	The comprehensive video and analytics platform for youth athletics and arts

Hero Image



Tags	B2B, Sports tech, Video, Coming soon, Startups

Pitch text

Summary

- Video and analytics platform for families, athletes and administrators
- Almost 10,000 users on the platform since its launch in September 2020
- Focusing on accessibility, we provide affordability and usability for all
- Varsity Hype is customer focused, reaching every corner of the market
- Student and recruitment profiles for all levels.

- All sports. All arts. All extracurriculars. All activities.

Problem

No affordable video software for youth athletics and extracurriculars

Every year, over 48M youth and high school sports athletes and 15M youth and high school extracurricular participants spend countless hours participating in one of their sport or extracurricular of choice—all creating video content and most without an organized place to engage with said content.



Parents, often unsuccessfully, scour every corner of the internet from YouTube to ancient email inboxes to find the single game-changing play or performance their kid achieved last year. Athletes spend countless hours sifting through footage and apps in order to create a "good enough" highlight to send to a recruiter. Coaches spend time and energy trying to muster up the funds to afford expensive and convoluted team video platforms. Performing arts participants navigate the obstacle of asking their directors to pull the footage of their lead solo performance. Leagues and schools spend huge portions of their, often meager, extracurricular budgets on complicated video solutions that cost not only too much money, but also too much time due to their complexity.

No video solution that satisfies the needs of all athletes, extracurricular members, coaches, fans, and parents at both an affordable price point, and an accessible user experience has existed until Varsity Hype.

Solution

Leveling the playing field



Individual Access
Team Access
Varsity Access Platform (SAAS Mobile and Web)
Competition & Practice
Catalog of films, including:
• Video exchange
• Annotations
• Stats
• Highlights
• Communication tools
Fans
Family & Friends
Athletes/ Participants
Curated:
• Highlights
• Stats
College Recruiter
Coaches/ Teachers
Analytics
Dept. Directors
Film from any source (School, parent, etc.)

At Varsity Hype, we know that not all sports and extracurriculars are created equal and each one has different video and technology needs. This is why we created a robust and affordable cloud-based solution that empowers all users to create, communicate, share and analyze their video content in diverse and new ways.

Varsity Hype was built to address the pain points of the over 62M individuals and their families that participate in youth or high school athletics and extracurriculars each year.

- Built to level the playing field in sports and extracurricular video footage. Varsity Hype delivers each user with the tools for success.
- Designed to deliver client's most important needs without adding unused or complicated features.
- Priced for all budgets, usable by all people.

Varsity Hype is focused on delivering a platform for the other 95% of sports and extracurriculars that most platforms completely disregard.

- Our mission of leveling the playing field goes beyond just our pricing structure. It has pushed us to create a product used for sports and extracurriculars that our competitors do not service.
- We cover sports outside of the top five to make sure your sport or event is covered, whether it's table tennis or football.
- Our platform caters to extracurriculars such as band, choir, and performing arts that other platform won't even consider.

Product

Challenging the status quo in sports/performing & visual art video

We built our product with the mindset that the perfect sports and performing/visual arts video and analytics platform should be uncomplicated, accessible and affordable. Varsity Hype prioritizes delivering a solution to every activity a student might participate in at every level without sacrificing functionality or costing a stadium full of money. Period.


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1. Users *define their playing field*, whether athletes, coaches, actors, dancers, or anything in between, profile creation is the first step.
2. Profiles can be used for recruitment visibility, bragging rights, memories, and more.
3. Users then upload their video footage to interact with. Our platform allows users to take ownership of their footage by editing and organizing it with our exclusive highlight creator and playlist creator.
4. Once in our ecosystem, a user can also create or join their athletic/non-athletic teams, schools, events, and leagues.
5. The Varsity Hype ecosystem allows for flexibility no matter the user's needs. Whether a coach needing a home for their team, or a dancer needing a place to showcase their talent to recruiters, Varsity Hype adapts to the user's needs.

The Varsity Hype Ecosystem


Youth /PeeWee
6A Varsity
Local Leagues
All Other Leagues
Non-School Athletic Teams and Leagues
VARSITY HYPE PROFILE: ATHLETES, DANCERS, COACHES, DIRECTORS, PARENTS, AND EVERYONE IN BETWEEN
Events
Athletic Tournaments
Non-Athletic Tournaments
Seasonal Competitions
And More!
Athletic Teams
Performing Arts
Model UN/Debate
All/any available Extracurriculars
Schools and Scholastic Leagues
Non-Athletic and Non-School Leagues
Martial Arts
E-sports
Dance, theater
Anything and Everything Else

Traction

~10k total users to date

In 2020, Varsity Hype was able to launch it's new platform in mid-September and achieve revenues of $14,127 through the end of 2020. Our financial projections for the new and improved version of our product estimate revenues of $378,000 in 2021 and profitability from a monthly basis at the end of 2022. (year 2)

We launched our platform in September of 2020 and through our first 8 months of having a live tech platform we have:

- Acquired ~10,000 monthly users
- 417 monthly paying customers
- 1,000+ total teams across the youth, middle school, and high school space
- 16 total leagues
- 188,752 total clips uploaded to the platform
- 1,018 total playlists created on the platform

Customers

Customers love Varsity Hype

DON'T JUST TAKE IT FROM US

Here's what our customers have to say:

Varsity Football Player, Texas High School

"Varsity Hype gives us the ability to review video from anywhere and it's super easy to use. Our team loves it and the profiles help you get your skills out there."

Youth baseball coach and parent.

"The platform has made our season so much more enjoyable. We are able to relive big moments as well the bloopers and its super easy to use. The video creator is a game changer."

League Director of Fine Arts and Performing Arts

"Varsity Hype is the only platform that has everything we need for our performing and visual arts events. They have created a product that keeps things simple while giving all our users what they need. We couldn't be more pleased about our decision to partner with Varsity Hype."

Business Model

Using SaaS strategic partnerships to challenge the status quo

Varsity Hype's core business model will generate revenue primarily through its software as a service model that will provide monthly and yearly recurring revenue. Our core offerings will include, but are not limited to, individual subscriptions, team/group subscriptions, league subscriptions, and school subscriptions.



	SUBSCRIPTION-BASED			ADVERTISING
Customer	School/League subscriptions	Team subscriptions	Individual Subscriptions	Brands & Corporations
Service	Recurring school/ league fees	Recurring team fees	Recurring individual monthly subscriptions	Advertising and sponsorships
Cost	Contracts dependent on size of league & school *15 leagues & 15 schools as of 4/21	$149.99 for 6-month access *1000+ teams as of 4/21	$5.99/month ~10,000 total users as of 4/21 *417 total paying customers as of 4/21	Varying costs dependent on the terms of the sponsorship or advertisement deal

Advertising and Sponsorship Partners

We also monetize our platform by partnering with strategic companies who add value to our demographic. We have multiple ways in which these brands and companies can engage our audience. These brands pay to be an advertiser or sponsor and act through

Varsity Hype's unique tech interface. Our unique technology interface allows our advertisers and sponsors to effectively launch an advertising campaign by picking the geo-target and demographic that they would like to market to. As is with every aspect of our business, we hold accessibility as a core tenant, and this advertising/sponsoring platform is designed such that users don't need to use Varsity Hype sales representatives.

Market

The booming market of youth sports and activities


United States
122,000 schools. 2.6M youth teams
40M+ youth sports participants
8M high school sports participants
Texas
10,600 schools. 200,000 youth teams
3M+ youth sports participants
800k+ high school sports participants
Houston
(Varsity Hype pilot location)
950 schools. 20,000 youth teams
300k youth sports participants
89k high school sports participants

The Varsity Hype platform has the ability to reach multiple geographical markets across the world. We have strategically chosen to stay inside the U.S. for our initial launch, focusing our energy specifically on Texas.

Houston as a Launchpad

As shown, the large Texan youth sports/extracurricular market was attractive as a launching pad for our growth. Given our strong Texan foundation, and the formidable size of the rest of the market, we are excited to use seed money to expand nationally, and have already taken steps to do so.

Targeting Forgotten Markets

We are targeting both youth sports organizations, leagues and teams, as well as youth extracurricular organizations such as dance, theater and cheer. Unlike our competitors, we are taking full advantage of the market. We focus on not only sports/extracurriculars within public and private schools, but also any group/team outside of schools. Our ultimate goal is to implement a video software in the youth sports/extracurriculars space that is activity agnostic and becomes ubiquitous with the youth sports/extracurriculars sector.

Competition

We pride ourselves on being differentiated, accessible and scalable.

Company	Price	Team Video	Individual Video	Video Exchange	Annotations	Stats	Highlight Creator	Communication Tool
VARSITY HYPE	$	✔	✔	✔	✔	✔	✔	✔
Hudl	$$$$	✔	✖	✔	✔	✔	✔	✔
Watch Game Film	$$	✔	✖	✔	✔	✔	✔	✖
VidSwap	$$$	✔	✖	✔	✔	✖	✖	✖
DVSports	$$$$$	✔	✖	✔	✔	✖	✖	✖
GameChanger	$	✖	✔	✖	✖	✔	✖	✔

We differentiate ourselves in three major ways, through our target market, our business model, and our tech.

MARKET

Although we target the youth sports market, like all of our competitors, we not only focus on the main youth sports (such as football, basketball, baseball and volleyball), but we provide our platform to all youth extracurriculars such as choir, band and dance. Specific to the extracurricular market, excluding sports, we are unopposed. Join us in providing not only the young athletes, but also the artists, the performers and the creative youth with a platform to showcase their talents and proudest moments.

BUSINESS

Firstly, our subscription model differentiates us from our competitors, and not only in a way that benefits us. Our competitors cater to those directly involved in the administration and performance of the sports. We offer not only these administrators and athletes a platform, but give this access to anyone such as recruiters, family members, fans, etc... This accessibility is made possible through the usability of our platform. Varsity Hype is easy to learn and easy to use while providing the necessary tools for every user from league managers to family members.

Secondly, our ad/sponsorship interface allows partners to strategically target our customers who fit their unique demographic without having to go through a sales representative. Our competitors do not have similar capabilities.

TECH

Our partnership with Microsoft Azure allowed us to create a proprietary way to deliver all content to our clients across Texas, and beyond, at a cheaper rate than traditionally achieved in the cloud video sector.

Our AI/Machine learning architecture allows us to scale towards what we call the "Cognification of Varsity Hype." This AI-driven initiative will allow us to use our data to create automated solutions to hundreds of sports-related issues. For example, virtual coaching and game plan development exclusively using artificial intelligence.

Finally, we have created a developer partner network that will allow other sports developers to create apps that can connect directly to and leverage our core technology stack. This will provide our customers with unique and specific features that extend beyond our platform's core capabilities – not to mention, this will provide us with another source of revenue.

Vision

Creating value through community

Our founding team is well equipped with knowledge about the intersection of youth sports and technology. Varsity Hype is composed of coaches, techies, athletes, youth arts parents, and sport enthusiasts looking to create value in a sector that is meaningful to us because we are a part of it. Our success in Houston motivates our excitement to launch Varsity Hype nationally!

The Future

We want to offer a product that does not exclude any sports, performing/visual arts, extracurriculars or activities even if its fan base is not defined by a catalyzed addressable market. As a group, we are fed up with products that are only tailored to the top 5% of youth activities. Our goal is to create a platform that gives a home to not only the highest achieving football teams in the country but also provides the debate teams, the choirs, etc... with everything they need to succeed. All sports. All arts. All extracurriculars. All activities. If you participate in it, we want to be a part of it. If you can get recruited for it, we want to be a part of it. If you can coach it or teach it, we want to be a part of it. We want to provide our video platform for every youth from the Little Leagues in Hawaii to the show choirs in Japan, preaching accessibility and usability for all.

Our tech is redefining sports/arts technology and will continue to do so with a couple of items we are laying the cornerstone for as we garner more of the market. The large and growing sports video content and mass adoption of our application will open the doors to interesting solutions in the AI/machine learning space. Our machine learning processes, specifically in supervised, unsupervised and reinforced learning, will enable us to develop AI-driven solutions:

- Scouting/Talent Evaluation
- Auto stats aggregation/generation
- Auto game indexing/breakdown
- AI coaching assistant
- AI coach and competitor analytics
- Auto highlight creationolutions:

Investors

Varsity Hype is supported by two main investors, and various key private investors that contribute both capital and industry expertise.



VYPE Media, the "ESPN of high school sports" offers industry specific resources to Varsity Hype, from media   to market penetration.

Work America Capital is a key investor in Varsity Hype, taking an active role in defining our future.



Of course, several strategic, private investors play a crucial role in our success at all stages of our journey and we are so grateful for these paramount Houston individuals. Their industry expertise ranges from construction to private wealth.

Founders



Jorge Ortiz
CEO & Founder

Varsity Hype prides itself on having a capable and diverse team. We are lead by Jorge Ortiz (CEO and Founder) Jorge is an experienced founder and entrepreneur with a demonstrated history of working in media, sports, and the technology sector of the startup world. With over 5 years of experience in the sports tech industry, he served as the President and Head of Technology at VYPE Media until he launched Varsity Hype and founded both GameDay Films (2016) and The Front Row (2018), both of which he exited in 2018. Mr. Ortiz holds a degree in Economics and Finance from the University of Texas at Austin in 2013.

Team

Jorge Ortiz	Founder	Jorge Ortiz, is currently the CEO and Founder of Varsity Hype, a Houston based sports tech company that aims to deliver technology solutions to the activity needs of students, athletes, coaches, schools, and organizations across the amateur world.
Mark Toon	Chief Board Member	
Daniel Songer	Product Manager	
Shane Hildreth	Board Member	
Moises Nunez	Front-End Developer	
Austin Denny	Software Engineer	
Daniel Dolan	Software Engineer	
Ephriam Henderson	Software Engineer	
Alina Merida	Designer/Marketing	
Jesus Maldonado	Operations Intern	

Perks

$250	Receive a Varsity Hype sticker to put on your laptop, bottle, car, or anything you can think of! Opportunity to become an official beta tester, testing all the new and exciting features on our platform
$500	Receive everything listed in the above rewards Receive a Varsity Hype T-Shirt
$2,500	Receive all of the above rewards (sticker, t-shirt, beta tester status) Receive a personalized thank you video message from our CEO
$10,000	Receive all of the above rewards (personal video thank you, sticker, t-shirt, beta tester status) Schedule a 90 minute zoom conversation with the founding team of Varsity Hype
$50,000	Receive all of the above rewards (90 minute Zoom conversation with the founding team of Varsity Hype, personal video thank you, sticker, t-shirt, beta tester status) Join our exclusive advisory board. The advisory board will meet quarterly and help define our product, market, and aspects of our business. This will be an engaged role and we want you to have an active impact on the future of Varsity Hype!

FAQ

What sports does your platform cover?	We are sports agnostic so cover every sport that a youth athlete might participate in. Certain interfaces have sports specific features and others are limited to our generic sports platform. Our goal is to have sports specific features for each sport on the phase of the plant as we continue to grow.
What art, academic, and extracurricular events does Varsity Hype cover?	Our goal is to cover them all and we currently have everything that we know is being participated in by high school and middle school students. If anything is currently not covered our technology is customizable to be able to service that event in a very short period of time.
Does the platform limit the type of video or size of video being uploaded?	We do not have limitations on either of those. You can upload any type of video whether you are using a 4K camera or your iPhone and we do not limit the size of the files being uploaded.
Who can sign up for Varsity Hype?	We created our platform and our profiles to be role agnostic and will have specific features depending on who you are. Fans are welcome, parents, coaches and teachers, athletes, artist, students etc. You define your profile and who you are in this ecosystem.
Can your profiles be used for recruitment?	Absolutely! We created our profiles for students to be able to not only include their big moments on the field or theatre but also tell their whole story. Think LinkedIn meets the youth sector. Students are able to add athletic highlights, their academic achievements, and everything in between to show those recruiters who they are!
Can I sign up even if my team or school is not on the platform?	Absolutely! There is no need for your team or school to be our platform for you to enjoy all of our features! Join the Varsity Hype family as an individual or organization.
What areas are you all currently conducting business?	We are currently operating and have clients in Texas but plan to expand our reach to the rest of the United States with our fundraising. The beauty of software is that we can operate our entire platform from our HQ and have clients across the country without much added cost. Our goal is to be a national brand by 2022.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

VARSITY HYPE, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Varsity Hype, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of non-voting Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the

Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the

United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Houston, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

VARSITY HYPE, INC.

By:
Name: Jorge Ortiz
Title: Chief Executive Officer
Address: 1334 Brittmoore Road, #2808, Houston, Texas 77043
Email: Jorge.ortiz@varsityhype.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Varsity Hype, Inc., a Delaware corporation (the "***Company***"), and [Investor Name] ("***Stockholder***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

Republic Video Transcript:

Inspiring music plays

Varsity Hype company logo shows up over video of football player waving a Texas flag and then fades to words over clips of athletes.
Clip of cheerleaders dropping pom poms, track team posing with crossed arms, volleyball girls jumping, cheerleaders posing, soccer players jumping, basketball players dunking.
Cheerleaders doing stunts.

Words over all these clips read "All Sports. All Arts. All Academics. All Arts"

Varsity Hype logo shows up and fades to black.

EXHIBIT E

Testing the Waters Communications



Company Name	Varsity Hype



Logo	

Headline	The comprehensive video and analytics platform for youth athletics and arts

Hero Image



Tags	B2B, Sports tech, Video, Coming soon, Startups

Pitch text	**Summary**

- Video and analytics platform for families, athletes and administrators
- Almost 10,000 users on the platform since its launch in September 2020
- Focusing on accessibility, we provide affordability and usability for all
- Varsity Hype is customer focused, reaching every corner of the market
- Student and recruitment profiles for all levels.

- All sports. All arts. All extracurriculars. All activities.

Problem

No affordable video software for youth athletics and extracurriculars

Every year, over 48M youth and high school sports athletes and 15M youth and high school extracurricular participants spend countless hours participating in one of their sport or extracurricular of choice—all creating video content and most without an organized place to engage with said content.



Parents, often unsuccessfully, scour every corner of the internet from YouTube to ancient email inboxes to find the single game-changing play or performance their kid achieved last year. Athletes spend countless hours sifting through footage and apps in order to create a "good enough" highlight to send to a recruiter. Coaches spend time and energy trying to muster up the funds to afford expensive and convoluted team video platforms. Performing arts participants navigate the obstacle of asking their directors to pull the footage of their lead solo performance. Leagues and schools spend huge portions of their, often meager, extracurricular budgets on complicated video solutions that cost not only too much money, but also too much time due to their complexity.

No video solution that satisfies the needs of all athletes, extracurricular members, coaches, fans, and parents at both an affordable price point, and an accessible user experience has existed until Varsity Hype.

Solution

Leveling the playing field


Individual Access
Team Access
Varsity Access Platform (SAAS Mobile and Web)
Competition & Practice
Catalog of films, including:
• Video exchange
• Annotations
• Stats
• Highlights
• Communication tools
Fans
Family & Friends
Athletes/ Participants
Curated:
• Highlights
• Stats
College Recruiter
Coaches/ Teachers
Analytics
Dept. Directors
Film from any source (School, parent, etc.)

At Varsity Hype, we know that not all sports and extracurriculars are created equal and each one has different video and technology needs. This is why we created a robust and affordable cloud-based solution that empowers all users to create, communicate, share and analyze their video content in diverse and new ways.

Varsity Hype was built to address the pain points of the over 62M individuals and their families that participate in youth or high school athletics and extracurriculars each year.

- Built to level the playing field in sports and extracurricular video footage. Varsity Hype delivers each user with the tools for success.
- Designed to deliver client's most important needs without adding unused or complicated features.
- Priced for all budgets, usable by all people.

Varsity Hype is focused on delivering a platform for the other 95% of sports and extracurriculars that most platforms completely disregard.

- Our mission of leveling the playing field goes beyond just our pricing structure. It has pushed us to create a product used for sports and extracurriculars that our competitors do not service.
- We cover sports outside of the top five to make sure your sport or event is covered, whether it's table tennis or football.
- Our platform caters to extracurriculars such as band, choir, and performing arts that other platform won't even consider.

Product

Challenging the status quo in sports/performing & visual art video

We built our product with the mindset that the perfect sports and performing/visual arts video and analytics platform should be uncomplicated, accessible and affordable. Varsity Hype prioritizes delivering a solution to every activity a student might participate in at every level without sacrificing functionality or costing a stadium full of money. Period.


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1. Users *define their playing field*, whether athletes, coaches, actors, dancers, or anything in between, profile creation is the first step.
2. Profiles can be used for recruitment visibility, bragging rights, memories, and more.
3. Users then upload their video footage to interact with. Our platform allows users to take ownership of their footage by editing and organizing it with our exclusive highlight creator and playlist creator.
4. Once in our ecosystem, a user can also create or join their athletic/non-athletic teams, schools, events, and leagues.
5. The Varsity Hype ecosystem allows for flexibility no matter the user's needs. Whether a coach needing a home for their team, or a dancer needing a place to showcase their talent to recruiters, Varsity Hype adapts to the user's needs.

The Varsity Hype Ecosystem



Youth /PeeWee
6A Varsity
Local Leagues
All Other Leagues
Non-School Athletic Teams and Leagues
VARSITY HYPE PROFILE: ATHLETES, DANCERS, COACHES, DIRECTORS, PARENTS, AND EVERYONE IN BETWEEN
Events
Athletic Tournaments
Non-Athletic Tournaments
Seasonal Competitions
And More!
Athletic Teams
Performing Arts
Model UN/Debate
All/any available Extracurriculars
Schools and Scholastic Leagues
Non-Athletic and Non-School Leagues
Martial Arts
E-sports
Dance, theater
Anything and Everything Else

Traction

~10k total users to date

In 2020, Varsity Hype was able to launch it's new platform in mid-September and achieve revenues of $14,127 through the end of 2020. Our financial projections for the new and improved version of our product estimate revenues of $378,000 in 2021 and profitability from a monthly basis at the end of 2022. (year 2)

We launched our platform in September of 2020 and through our first 8 months of having a live tech platform we have:

- Acquired ~10,000 monthly users
- 417 monthly paying customers
- 1,000+ total teams across the youth, middle school, and high school space
- 16 total leagues
- 188,752 total clips uploaded to the platform
- 1,018 total playlists created on the platform

Customers

Customers love Varsity Hype

DON'T JUST TAKE IT FROM US

Here's what our customers have to say:

Varsity Football Player, Texas High School

"Varsity Hype gives us the ability to review video from anywhere and it's super easy to use. Our team loves it and the profiles help you get your skills out there."

Youth baseball coach and parent.

"The platform has made our season so much more enjoyable. We are able to relive big moments as well the bloopers and its super easy to use. The video creator is a game changer."

League Director of Fine Arts and Performing Arts

"Varsity Hype is the only platform that has everything we need for our performing and visual arts events. They have created a product that keeps things simple while giving all our users what they need. We couldn't be more pleased about our decision to partner with Varsity Hype."

Business Model

Using SaaS strategic partnerships to challenge the status quo

Varsity Hype's core business model will generate revenue primarily through its software as a service model that will provide monthly and yearly recurring revenue. Our core offerings will include, but are not limited to, individual subscriptions, team/group subscriptions, league subscriptions, and school subscriptions.


SUBSCRIPTION-BASED
ADVERTISING
Customer
Service
Cost
School/League subscriptions
Recurring school/ league fees
Contracts dependent on size of league & school
*15 leagues & 15 schools as of 4/21
Team subscriptions
Recurring team fees
$149.99 for 6-month access
*1000+ teams as of 4/21
Individual Subscriptions
Recurring individual monthly subscriptions
$5.99/month
~10,000 total users as of 4/21
*417 total paying customers as of 4/21
Brands & Corporations
Advertising and sponsorships
Varying costs dependent on the terms of the sponsorship or advertisement deal

Advertising and Sponsorship Partners

We also monetize our platform by partnering with strategic companies who add value to our demographic. We have multiple ways in which these brands and companies can engage our audience. These brands pay to be an advertiser or sponsor and act through

Varsity Hype's unique tech interface. Our unique technology interface allows our advertisers and sponsors to effectively launch an advertising campaign by picking the geo-target and demographic that they would like to market to. As is with every aspect of our business, we hold accessibility as a core tenant, and this advertising/sponsoring platform is designed such that users don't need to use Varsity Hype sales representatives.

Market

The booming market of youth sports and activities


United States
122,000 schools. 2.6M youth teams
40M+ youth sports participants
8M high school sports participants
Texas
10,600 schools. 200,000 youth teams
3M+ youth sports participants
800k+ high school sports participants
Houston
(Varsity Hype pilot location)
950 schools. 20,000 youth teams
300k youth sports participants
89k high school sports participants

The Varsity Hype platform has the ability to reach multiple geographical markets across the world. We have strategically chosen to stay inside the U.S. for our initial launch, focusing our energy specifically on Texas.

Houston as a Launchpad

As shown, the large Texan youth sports/extracurricular market was attractive as a launching pad for our growth. Given our strong Texan foundation, and the formidable size of the rest of the market, we are excited to use seed money to expand nationally, and have already taken steps to do so.

Targeting Forgotten Markets

We are targeting both youth sports organizations, leagues and teams, as well as youth extracurricular organizations such as dance, theater and cheer. Unlike our competitors, we are taking full advantage of the market. We focus on not only sports/extracurriculars within public and private schools, but also any group/team outside of schools. Our ultimate goal is to implement a video software in the youth sports/extracurriculars space that is activity agnostic and becomes ubiquitous with the youth sports/extracurriculars sector.

Competition

We pride ourselves on being differentiated, accessible and scalable.

Company	Price	Team Video	Individual Video	Video Exchange	Annotations	Stats	Highlight Creator	Communication Tool
VARSITY HYPE	$	✓	✓	✓	✓	✓	✓	✓
Hudl	$$$$	✓	✗	✓	✓	✓	✓	✓
Watch Game Film	$$	✓	✗	✓	✓	✓	✓	✗
VidSwap	$$$	✓	✗	✓	✓	✗	✗	✗
DVSports	$$$$$	✓	✗	✓	✓	✗	✗	✗
GameChanger	$	✗	✓	✗	✗	✓	✗	✓

We differentiate ourselves in three major ways, through our target market, our business model, and our tech.

MARKET

Although we target the youth sports market, like all of our competitors, we not only focus on the main youth sports (such as football, basketball, baseball and volleyball), but we provide our platform to all youth extracurriculars such as choir, band and dance. Specific to the extracurricular market, excluding sports, we are unopposed. Join us in providing not only the young athletes, but also the artists, the performers and the creative youth with a platform to showcase their talents and proudest moments.

BUSINESS

Firstly, our subscription model differentiates us from our competitors, and not only in a way that benefits us. Our competitors cater to those directly involved in the administration and performance of the sports. We offer not only these administrators and athletes a platform, but give this access to anyone such as recruiters, family members, fans, etc... This accessibility is made possible through the usability of our platform. Varsity Hype is easy to learn and easy to use while providing the necessary tools for every user from league managers to family members.

Secondly, our ad/sponsorship interface allows partners to strategically target our customers who fit their unique demographic without having to go through a sales representative. Our competitors do not have similar capabilities.

TECH

Our partnership with Microsoft Azure allowed us to create a proprietary way to deliver all content to our clients across Texas, and beyond, at a cheaper rate than traditionally achieved in the cloud video sector.

Our AI/Machine learning architecture allows us to scale towards what we call the "Cognification of Varsity Hype." This AI-driven initiative will allow us to use our data to create automated solutions to hundreds of sports-related issues. For example, virtual coaching and game plan development exclusively using artificial intelligence.

Finally, we have created a developer partner network that will allow other sports developers to create apps that can connect directly to and leverage our core technology stack. This will provide our customers with unique and specific features that extend beyond our platform's core capabilities – not to mention, this will provide us with another source of revenue.

Vision

Creating value through community

Our founding team is well equipped with knowledge about the intersection of youth sports and technology. Varsity Hype is composed of coaches, techies, athletes, youth arts parents, and sport enthusiasts looking to create value in a sector that is meaningful to us because we are a part of it. Our success in Houston motivates our excitement to launch Varsity Hype nationally!

The Future

We want to offer a product that does not exclude any sports, performing/visual arts, extracurriculars or activities even if its fan base is not defined by a catalyzed addressable market. As a group, we are fed up with products that are only tailored to the top 5% of youth activities. Our goal is to create a platform that gives a home to not only the highest achieving football teams in the country but also provides the debate teams, the choirs, etc... with everything they need to succeed. All sports. All arts. All extracurriculars. All activities. If you participate in it, we want to be a part of it. If you can get recruited for it, we want to be a part of it. If you can coach it or teach it, we want to be a part of it. We want to provide our video platform for every youth from the Little Leagues in Hawaii to the show choirs in Japan, preaching accessibility and usability for all.

Our tech is redefining sports/arts technology and will continue to do so with a couple of items we are laying the cornerstone for as we garner more of the market. The large and growing sports video content and mass adoption of our application will open the doors to interesting solutions in the AI/machine learning space. Our machine learning processes, specifically in supervised, unsupervised and reinforced learning, will enable us to develop AI-driven solutions:

- Scouting/Talent Evaluation
- Auto stats aggregation/generation
- Auto game indexing/breakdown
- AI coaching assistant
- AI coach and competitor analytics
- Auto highlight creationolutions:

Investors

Varsity Hype is supported by two main investors, and various key private investors that contribute both capital and industry expertise.



VYPE Media, the "ESPN of high school sports" offers industry specific resources to Varsity Hype, from media   to market penetration.

Work America Capital is a key investor in Varsity Hype, taking an active role in defining our future.



Of course, several strategic, private investors play a crucial role in our success at all stages of our journey and we are so grateful for these paramount Houston individuals. Their industry expertise ranges from construction to private wealth.

Founders



Jorge Ortiz
CEO & Founder

Varsity Hype prides itself on having a capable and diverse team. We are lead by Jorge Ortiz (CEO and Founder) Jorge is an experienced founder and entrepreneur with a demonstrated history of working in media, sports, and the technology sector of the startup world. With over 5 years of experience in the sports tech industry, he served as the President and Head of Technology at VYPE Media until he launched Varsity Hype and founded both GameDay Films (2016) and The Front Row (2018), both of which he exited in 2018. Mr. Ortiz holds a degree in Economics and Finance from the University of Texas at Austin in 2013.

Team

	Jorge Ortiz	Founder	Jorge Ortiz, is currently the CEO and Founder of Varsity Hype, a Houston based sports tech company that aims to deliver technology solutions to the activity needs of students, athletes, coaches, schools, and organizations across the amateur world.
	Mark Toon	Chief Board Member	
	Daniel Songer	Product Manager	
	Shane Hildreth	Board Member	
	Moises Nunez	Front-End Developer	
	Austin Denny	Software Engineer	
	Daniel Dolan	Software Engineer	
	Ephriam Henderson	Software Engineer	
	Alina Merida	Designer/Marketing	
	Jesus Maldonado	Operations Intern	

Perks

$250	Receive a Varsity Hype sticker to put on your laptop, bottle, car, or anything you can think of! Opportunity to become an official beta tester, testing all the new and exciting features on our platform
$500	Receive everything listed in the above rewards Receive a Varsity Hype T-Shirt
$2,500	Receive all of the above rewards (sticker, t-shirt, beta tester status) Receive a personalized thank you video message from our CEO
$10,000	Receive all of the above rewards (personal video thank you, sticker, t-shirt, beta tester status) Schedule a 90 minute zoom conversation with the founding team of Varsity Hype
$50,000	Receive all of the above rewards (90 minute Zoom conversation with the founding team of Varsity Hype, personal video thank you, sticker, t-shirt, beta tester status) Join our exclusive advisory board. The advisory board will meet quarterly and help define our product, market, and aspects of our business. This will be an engaged role and we want you to have an active impact on the future of Varsity Hype!

FAQ

What sports does your platform cover?	We are sports agnostic so cover every sport that a youth athlete might participate in. Certain interfaces have sports specific features and others are limited to our generic sports platform. Our goal is to have sports specific features for each sport on the phase of the plant as we continue to grow.
What art, academic, and extracurricular events does Varsity Hype cover?	Our goal is to cover them all and we currently have everything that we know is being participated in by high school and middle school students. If anything is currently not covered our technology is customizable to be able to service that event in a very short period of time.
Does the platform limit the type of video or size of video being uploaded?	We do not have limitations on either of those. You can upload any type of video whether you are using a 4K camera or your iPhone and we do not limit the size of the files being uploaded.
Who can sign up for Varsity Hype?	We created our platform and our profiles to be role agnostic and will have specific features depending on who you are. Fans are welcome, parents, coaches and teachers, athletes, artist, students etc. You define your profile and who you are in this ecosystem.
Can your profiles be used for recruitment?	Absolutely! We created our profiles for students to be able to not only include their big moments on the field or theatre but also tell their whole story. Think LinkedIn meets the youth sector. Students are able to add athletic highlights, their academic achievements, and everything in between to show those recruiters who they are!
Can I sign up even if my team or school is not on the platform?	Absolutely! There is no need for your team or school to be our platform for you to enjoy all of our features! Join the Varsity Hype family as an individual or organization.
What areas are you all currently conducting business?	We are currently operating and have clients in Texas but plan to expand our reach to the rest of the United States with our fundraising. The beauty of software is that we can operate our entire platform from our HQ and have clients across the country without much added cost. Our goal is to be a national brand by 2022.

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ATTENTION! Varsity Hype was founded in Texas to challenge the status quo in the student video sector. We built our products with the mindset that the perfect recruitment and student profile and video, content, and analytics platform should be uncomplicated, accessible, and affordable. Varsity Hype delivers a solution for all sports, arts, academics and extracurricular activities without sacrificing functionality or costing a stadium full of money. Period.

We are leveling the playing field with our seed investment round by opening it up to YOU, the public. We want to give you the opportunity to be a part of Varsity Hype's exciting growth by investing in our current and future success. Head to Republic.co and search for Varsity Hype to see what we have to offer!


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varsityhype ATTENTION, WE HAVE EXCITING NEWS!! Varsity Hype was founded in Texas to challenge the status quo in the student video sector. We built our products with the mindset that the perfect recruitment and student profile and video, content, and analytics platform should be uncomplicated, accessible, and affordable. Varsity Hype delivers a solution for all sports, arts, academics and extracurricular activities without sacrificing functionality or costing a stadium full of money. Period. We are leveling the playing field with our seed investment round by opening it up to YOU, the public. We want to give you
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